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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 3)


                         The Growth Fund of Spain, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   399877109
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                                 (CUSIP Number)


                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 3, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 6 Pages

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--------------------                                          -----------------
CUSIP No.: 399877109                  13D                     Page 2 of 6 Pages
--------------------                                          -----------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         Bankgesellschaft Berlin AG
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2   CHECK THE APPROPRIATE BOX IF A MEMBER                               (a) [ ]
    OF A GROUP                                                          (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS                                                          WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL                                        [ ]
    PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
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 NUMBER OF         SOLE VOTING POWER                                  1,610,200
   SHARES          ------------------------------------------------------------
BENEFICIALLY       SHARED VOTING POWER                                        0
   OWNED           ------------------------------------------------------------
  BY EACH          SOLE DISPOSITIVE POWER                             1,610,200
 REPORTING         ------------------------------------------------------------
  PERSON           SHARED DISPOSITIVE POWER                                   0
   WITH
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                          1,610,200
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12  CHECK IF THE AGGREGATE AMOUNT IN ROW                                    [ ]
    (11) EXCLUDES CERTAIN SHARES
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13  PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11)                                                     9.7%
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14  TYPE OF REPORTING PERSON                                                BK
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                               Page 2 of 6 Pages

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This Amendment No. 3 amends and supplements Items 3, 4, 5, 6 and 7 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Growth Fund of Spain, Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $22,118,016 (exclusive of commissions).

ITEM 4.  PURPOSE OF TRANSACTION

         As previously disclosed, on October 7, 1997, the Bank sent a letter to the Fund (a copy of which has been previously filed) in which the Bank requested that its nominees be considered for nomination to the Board of Directors of the Fund. On October 14, 1997, Kemper Funds sent a letter to the Bank, a copy of which is attached hereto, in which Kemper Funds stated that the Bank's nominees would be considered at the next regularly scheduled meeting of the committee of the Board of Directors which considers shareholders nominees to the Board of Directors. In a conversation with a representative of the Fund, the Bank was informed that its request regarding its nominees was submitted too late for such committee to consider for inclusion in the proxy statement relating to the special meeting of shareholders scheduled for December 3, 1997 (the "Special Meeting").

         In the Bank's initial filing of its Schedule 13D, the Bank indicated that it might consider seeking representation on the Board of Directors of the Fund. The Bank has determined to solicit proxies of the shareholders of the Fund to vote in favor of two nominees of the Bank to the Board of Directors of the Fund at the election scheduled to occur at the Special Meeting and, in connection therewith, filed preliminary proxy materials with the Securities and Exchange Commission on November 3, 1997.

         Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated October 10, 1997, relating to the Special Meeting states that, as of September 22, 1997, there were 16,544,593 shares of Common Stock outstanding. The percentage set forth in this
Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 1,610,200 shares of Common Stock, which constitute approximately 9.7% of the outstanding shares of Common Stock.

                               Page 3 of 6 Pages

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         (b) The Bank has sole power to vote and to dispose of the shares of
Common Stock owned by it.

         (c) Since the date of filing Amendment No. 2 to its Schedule 13D, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:

      Date                 Number of Shares Purchased           Price Per Share
      ----                 --------------------------           ---------------

October 22, 1997                     2,200                           $15.56
October 23, 1997                    10,000                            15.25
October 24, 1997                    50,300                            15.02
October 27, 1997                     1,900                            14.00
October 28, 1997                       400                            13.69
October 30, 1997                    22,000                            14.63
October 31, 1997                     9,100                            14.91

         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

         Reference is made to item 6 of this Amendment No. 3, which is incorporated into this item 5 by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Bank has sold an aggregate of 215 puts on the American Stock Exchange covering shares of Common Stock. The puts expire in December 1997 and have strike prices of $15.00 or $17.50. If all of such puts are exercised, the Bank will acquire an additional 21,500 share of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Letter, dated October 14, 1997, from Kemper Funds to
Bankgesellschaft Berlin AG.

                               Page 4 of 6 Pages

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                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  November 3 , 1997                    BANKGESELLSCHAFT BERLIN AG


                                            By: /s/ Bartho Schroeder
                                               --------------------------------
                                                Name:  Bartho Schroeder
                                                Title: Director



                                            By: /s/ Gregory L. Melville
                                               --------------------------------
                                                Name:  Gregory L. Melville
                                                Title: Assistant Director

                               Page 5 of 6 Pages